As filed with the Securities and Exchange Commission on June 8, 2022

1933 Act File No. 333-262834

1940 Act File No. 811-21973

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT of 1933 ☐
PRE-EFFECTIVE AMENDMENT NO. ☐
POST-EFFECTIVE AMENDMENT NO. 1 ☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☐
AMENDMENT NO. 11 ☒

EATON VANCE TAX-MANAGED GLOBAL DIVERSIFIED EQUITY INCOME FUND
(Exact Name of Registrant as Specified in Charter)

Two International Place, Boston, Massachusetts 02110
(Address of Principal Executive Offices)

(617) 482-8260
(Registrant’s Telephone Number)

Deidre E. Walsh
Two International Place, Boston, Massachusetts 02110
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box ☑.

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box ☑.

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box ☐.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed registration statement.
☐	This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ________.
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is________.
☑	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-262834.

Check each box that appropriately characterizes the Registrant:

☑	Registered closed-end fund.
☐	Business development company.
☐	Interval fund.
☑	A.2 Qualified.
☑	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐	New Registrant.

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-262834) of Eaton Vance Tax-Managed Global Diversified Equity Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

ITEM 25.	FINANCIAL STATEMENTS AND EXHIBITS

(1)       FINANCIAL STATEMENTS:

Included in Part A:

Financial Highlights.

Included in Part B:

Registrant’s Certified Shareholder Report on Form N-CSR filed December 23, 2021 (Accession No. 0001193125-21-365944) and incorporated herein by reference.

_______________________________

(2)       EXHIBITS:

(a)	(1)	Agreement and Declaration of Trust dated October 30, 2006 is incorporated herein by reference to the Registrant’s initial Registration Statement on Form N-2 (File Nos. 333-138318 and 811-21973) as to the Registrant’s common shares of beneficial interest (“Common Shares”) filed with the Securities and Exchange Commission on October 31, 2006 (Accession No. 0000898432-06-000889) (“Initial Common Shares Registration Statement”).
	(2)	Amendment to Agreement and Declaration of Trust dated August 11, 2008 filed as Exhibit (a)(2) is incorporated herein by reference to the Registrant’s initial Shelf Registration Statement on Form N-2 (File Nos. 333-229446, 811-21973) as to the Registrant’s common shares of beneficial interest (“Common Shares”) filed with the Securities and Exchange Commission on January 31, 2019 (Accession No. 0000940394-19-000179) (“Initial Common Shares Registration Statement”)..
(b)		Amended and Restated By-Laws dated August 13, 2020 is incorporated herein by reference to the Registrant’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2020 (Accession No. 0000940394-20-001229).
(c)		Not applicable.
(d)		Form of Specimen Certificate for Common Shares of Beneficial Interest incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registrant’s Initial Common Shares Registration Statement as filed with the Commission on January 19, 2007 (Accession No. 0000950135-07-000249) (“Pre-Effective Amendment No. 1”).
(e)		Dividend Reinvestment Plan incorporated herein by reference to the Pre-Effective Amendment No. 3 to the Registrant's Initial Common Shares Registration Statement as filed with the Commission on February 21, 2007 (Accession No. 0000950135-07-000974) ("Pre-Effective Amendment No. 3").
(f)		Not applicable.
(g)	(1)	Investment Advisory Agreement dated March 1, 2021 between the Registrant and Eaton Vance Management filed as Exhibit (g)(1) is incorporated herein by reference to the Registrant’s Shelf Registration Statement filed on Form N-2 with the Securities and Exchange Commission on February 17, 2022 (Accession No. 0000940394-22-000224).
	(2)	Investment Sub-Advisory Agreement dated March 1, 2021 between Eaton Vance Management and Eaton Vance Advisers International Ltd. filed as Exhibit (g)(2) is incorporated herein by reference to the Registrant’s Shelf Registration Statement filed on Form N-2 with the Securities and Exchange Commission on February 17, 2022 (Accession No. 0000940394-22-000224).
(h)	(1)	Form of Underwriting Agreement incorporated herein by reference to the Registrant's Pre-Effective Amendment No. 3.
	(2)	Form of Master Agreement Among Underwriters incorporated herein by reference to the Registrant's Pre-Effective Amendment No. 1.
	(3)	Form of Distribution Agreement with respect to the Rule 415 shelf offering filed as Exhibit (h)(3) is incorporated herein by reference to the Registrant’s Shelf Registration Statement filed on Form N-2 with the Securities and Exchange Commission on February 17, 2022 (Accession No. 0000940394-22-000224).
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	(4)	Form of Sub-Placement Agent Agreement filed as Exhibit (h)(4) is incorporated herein by reference to the Registrant’s Shelf Registration Statement filed on Form N-2 with the Securities and Exchange Commission on February 17, 2022 (Accession No. 0000940394-22-000224).
(i)		The Securities and Exchange Commission has granted the Registrant an exemptive order that permits the Registrant to enter into deferred compensation arrangements with its independent Trustees. See in the matter of Capital Exchange Fund, Inc., Release No. IC- 20671 (November 1, 1994).
(j)	(1)	Amended and Restated Master Custodian Agreement between Eaton Vance Funds and State Street Bank & Trust Company dated September 1, 2013 filed as Exhibit (g)(1) is incorporated herein by reference to Post-Effective Amendment No. 211 of Eaton Vance Mutual Funds Trust (File Nos. 002-90946, 811-04015) filed September 24, 2013 (Accession No. 0000940394-13-001073).
	(2)	Amendment dated August 13, 2020 and effective May 29, 2020 to Amended and Restated Master Custodian Agreement between Eaton Vance Funds and State Street Bank & Trust Company dated September 1, 2013 filed as Exhibit (g)(1)(b) is incorporated herein by reference to Post-Effective Amendment No. 79 filed September 24, 2020 (Accession No. 0000940394-20-001312).
	(3)	Amended and Restated Services Agreement with State Street Bank & Trust Company dated September 1, 2010 filed as exhibit (g)(2) is incorporated herein by reference to Post-Effective Amendment No. 108 of Eaton Vance Special Investment Trust (File Nos. 02-27962, 811-1545) filed September 27, 2010 (Accession No. 0000940394-10-001000).
	(4)	Amendment Number 1 dated May 16, 2012 to Amended and Restated Services Agreement with State Street Bank & Trust Company dated September 1, 2010 filed as Exhibit (g)(3) is incorporated herein by reference to Post-Effective Amendment No. 39 of Eaton Vance Municipals Trust II (File Nos. 033-71320, 811-08134) filed May 29, 2012 (Accession No. 0000940394-12-000641).
	(5)	Amendment dated September 1, 2013 to Amended and Restated Services Agreement with State Street Bank & Trust Company dated September 1, 2020 filed as Exhibit (g)(4) is incorporated herein by reference to Post-Effective Amendment No. 211 of Eaton Vance Mutual Funds Trust (File Nos. 002-90946, 811-04015) filed September 24, 2013 (Accession No. 0000940394-13-001073).
	(6)	Amendment dated July 18, 2018 and effective June 29, 2018 to Amended and Restated Services Agreement with State Street Bank & Trust Company dated September 1, 2010 filed as Exhibit (g)(5) is incorporated herein by reference to Post-Effective Amendment No. 212 filed July 31, 2018 (Accession No. 0000940394-18-001408).
	(7)	Amendment dated August 13, 2020 and effective May 29, 2020 to Amended and Restated Services Agreement with State Street Bank & Trust Company dated September 1, 2010 filed as Exhibit (h)(1)(e) is incorporated herein by reference to Post-Effective Amendment No. 79 of Eaton Vance Investment Trust (File Nos. 033-01121, 811-04443) filed September 24, 2020 (Accession No. 0000940394-20-001312).
(k)	(1)	Transfer Agency and Services Agreement dated February 5, 2007 between American Stock Transfer & Trust Company and each Registered Investment Company listed on Exhibit 1 filed as Exhibit (k)(1) is incorporated herein by reference to Pre-Effective Amendment No. 3 to the initial Registration Statement on Form N-2 of Eaton Vance Tax-Managed Global Diversified Equity Income Fund (File Nos. 333-138318, 811-21973) filed February 21, 2007 (Accession No. 0000950135- 07- 000974).
	(2)	Amendment dated April 21, 2008 to Transfer Agency and Services Agreement dated February 5, 2007 between American Stock Transfer & Trust Company and each Registered Investment Company listed on Exhibit 1 filed as Exhibit (k)(1) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the initial Registration Statement on Form N-2 of Eaton Vance National Municipal Opportunities Trust (File Nos. 333-156948, 811-22269) filed April 21, 2009 (Accession No. 0000950135- 09- 083055).
	(3)	Amendment dated June 13, 2012 to Transfer Agency and Services Agreement dated February 5, 2007 between American Stock Transfer & Trust Company and each Registered Investment Company listed on Exhibit 1 filed as Exhibit (k)(1) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the initial Registration Statement on Form N-2 of Eaton Vance High Income 2021 Target Term Trust (File Nos. 333-209436, 811-23136) filed April 25, 2016 (Accession No. 0000950135-16-552383).
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	(4)	Administrative Services Agreement dated March 1, 2021 between the Registrant and Eaton Vance Management filed as Exhibit (k)(4) is incorporated herein by reference to the Registrant’s Shelf Registration Statement filed on Form N-2 with the Securities and Exchange Commission on February 17, 2022 (Accession No. 0000940394-22-000224).
	(5)	Organizational and Expense Reimbursement Agreement incorporated herein by reference to the Pre-Effective Amendment No. 3.
	(6)	Form of Structuring Fee Agreement with Wachovia Capital Markets, LLC incorporated herein by reference to the Registrant's Pre-Effective Amendment No. 1.
	(7)	Form of Structuring Fee Agreement with Citigroup Global Markets Inc. incorporated herein by reference to the Registrant's Pre-Effective Amendment No. 1.
	(8)	Form of Structuring Fee Agreement with UBS Securities LLC incorporated herein by reference to the Registrant's Pre-Effective Amendment No. 1.
	(9)	Form of Structuring Fee Agreement with Morgan Stanley & Co. incorporated herein by reference to the Registrant's Pre-Effective Amendment No. 3.
	(10)	Form of Additional Compensation Agreement with Merrill Lynch, Pierce, Fenner & Smith incorporated herein by reference to the Registrant's Pre-Effective Amendment No. 3.
	(11)	Form of Additional Compensation Agreement with qualifying underwriters incorporated herein by reference to the Registrant's Pre-Effective Amendment No. 1.
(l)		Opinion of Internal Counsel filed herewith.
(m)		Not applicable.
(n)		Not applicable.
(o)		Not applicable.
(p)		Letter Agreement with Eaton Vance Management incorporated herein by reference to the Registrant's Pre-Effective Amendment No. 1.
(q)		Not applicable.
(r)	(1)	Code of Ethics adopted by the Eaton Vance Funds effective June 1, 2021 filed as Exhibit (p)(1)(a) to Post-Effective Amendment No. 240 of Eaton Vance Growth Trust (File Nos. 002-22019, 811-01241) filed October 29, 2021 (Accession No. 0000940394-21-001414) and incorporated herein by reference.
	(2)	Code of Ethics and Personal Trading Guidelines adopted by Morgan Stanley Investment Management Public Side effective January 1, 2022 filed as Exhibit (p)(1)(b) to Post-Effective Amendment No. 242 of Eaton Vance Growth Trust (File Nos. 002-22019, 811-01241) filed December 23, 2021 (Accession No. 0000940394-21-001566) and incorporated herein by reference.
(s)		Calculation of Filing Fee Tables filed as Exhibit (s) is incorporated herein by reference to the Registrant’s Shelf Registration Statement filed on Form N-2 with the Securities and Exchange Commission on February 17, 2022 (Accession No. 0000940394-22-000224).
(t)	(1)	Secretary’s Certificate dated January 11, 2022 filed as Exhibit (t)(1) is incorporated herein by reference to the Registrant’s Shelf Registration Statement filed on Form N-2 with the Securities and Exchange Commission on February 17, 2022 (Accession No. 0000940394-22-000224).
	(2)	Power of Attorney dated April 19, 2022 filed herewith.

ITEM 26.	MARKETING ARRANGEMENTS

See Form of Distribution Agreement with respect to the Rule 415 shelf offering.

See Form of Sub-Placement Agent Agreement between Eaton Vance Distributors, Inc. and UBS Securities LLC.

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ITEM 27.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The approximate expenses in connection with the offering are as follows:

Registration and Filing Fees	$ 40,008
FINRA Fees	$ 500
New York Stock Exchange Fees	$ 159,003
Costs of Printing and Engraving	$ 0
Accounting Fees and Expenses	$ 2,050
Legal Fees and Expenses	$ 5,000
Total	$ 206,561
* Eaton Vance Management, the Fund’s adviser, will pay expenses of the offering (other than the applicable commissions).
ITEM 28.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

None.

ITEM 29.	NUMBER OF HOLDERS OF SECURITIES

Set forth below is the number of record holders as of April 30, 2022, of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common Shares of Beneficial interest, par value $0.01 per share	120,221
ITEM 30.	INDEMNIFICATION

The Registrant's Amended and Restated By-Laws and the Form of Distribution Agreement contain provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

Registrant's Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.	BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Reference is made to: (i) the information set forth under the caption “Investment advisory and other services” in the Statement of Additional Information; (ii) the Morgan Stanley 10-K filed under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (File No. 001-11758); the most recent Eaton Vance Corp. 10-K filed under the Securities Exchange Act of 1934 (File No. 001-8100); and (iii) the Form ADV of Eaton Vance Management (File No. 801-15930) and Eaton Vance Advisers International Ltd. (File No. 801-111772) filed with the Commission, all of which are incorporated herein by reference.

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ITEM 32.	LOCATION OF ACCOUNTS AND RECORDS

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the possession and custody of the Registrant's custodian, State Street Bank and Trust Company, State Street Financial Center, One Lincoln Street, Boston, MA 02111, and its transfer agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of Eaton Vance Management, Two International Place, Boston, MA 02110. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of Eaton Vance Management, located at Two International Place, Boston, MA 02110 and Eaton Vance Advisers International Ltd. located at 125 Old Broad Street, London, EC2N 1AR.

ITEM 33.	MANAGEMENT SERVICES

Not applicable.

ITEM 34.	UNDERTAKINGS

1.       Not applicable

2.       Not applicable.

3.       The Common Shares being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act. Accordingly, the Fund undertakes:

(a)       To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)       To include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)       To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3)       To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b)       That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)       That, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

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(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)       that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)       any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)       free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)       the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)       any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.       The Registrant undertakes that:

(a)       for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

(b)       for the purpose of determining any liability under the Securities Act, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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5.       The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Fund pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.       The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, any prospectus or Statement of Additional Information.

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NOTICE

A copy of the Agreement and Declaration of Trust of Eaton Vance Tax-Managed Global Diversified Equity Income Fund is on file with the Secretary of State of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Registrant.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston and the Commonwealth of Massachusetts, on the 8th day of June 2022.

EATON VANCE TAX-MANAGED GLOBAL DIVERSIFIED EQUITY INCOME FUND

By:	Edward J. Perkin*
Edward J. Perkin, President

Pursuant to the requirements of the Securities Act of 1933, as amended this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

Edward J. Perkin*	President (Chief Executive Officer)
Edward J. Perkin

James F. Kirchner*	Treasurer (Principal Financial and Accounting Officer)
James F. Kirchner

Signature	Title	Signature	Title

Thomas E. Faust Jr.*	Trustee	Helen Frame Peters*	Trustee
Thomas E. Faust Jr.		Helen Frame Peters

Mark R. Fetting*	Trustee	Keith Quinton*	Trustee
Mark R. Fetting		Keith Quinton

Cynthia E. Frost*	Trustee	Marcus L. Smith*	Trustee
Cynthia E. Frost		Marcus L. Smith

George J. Gorman*	Trustee	Susan J. Sutherland*	Trustee
George J. Gorman		Susan J. Sutherland

Valerie A. Mosley*	Trustee	Scott E. Wennerholm*	Trustee
Valerie A. Mosley		Scott E. Wennerholm

William H. Park*	Trustee	Nancy A. Wiser*	Trustee
William H. Park		Nancy A. Wiser

*By:	/s/ Deidre E. Walsh
Deidre E. Walsh (As attorney-in-fact)

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INDEX TO EXHIBITS

Exhibit No.	Description

(l)		Opinion of Internal Counsel dated June 8, 2022
(t)	(2)	Power of Attorney dated April 19, 2022

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